March 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Jay Ingram

Sherry Haywood

Melissa Raminpour

Effie Simpson

Re:	VIZIO Holding Corp.

Registration Statement on Form S-1

File No. 333-253682

Acceleration Request

Requested Date:             March 24, 2021

Requested Time:             4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, VIZIO Holding Corp. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-253682) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Rezwan Pavri at (650) 430-1175.

* * * *

Sincerely, VIZIO HOLDING CORP. /s/ William W. Wang William W. Wang Chairman and Chief Executive Officer

cc:	Adam Townsend, VIZIO Holding Corp.

Jerry C. Huang, VIZIO Holding Corp.

Scott V. Becker, VIZIO Holding Corp.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

Mark G.C. Bass, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Emily Roberts, Davis Polk & Wardwell LLP